Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Nine Months Ended
	December 31,					September 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest charges	$96,035	$92,156	$88,049	$86,024	$87,776	$64,949
Interest applicable to rentals	2,750	1,918	1,782	1,794	1,145	1,109

Total fixed charges, as defined	$98,785	$94,074	$89,831	$87,818	$88,921	$66,058

Earnings as defined:
Net Income	$41,971	$57,881	$74,804	$69,625	$107,538	$71,543
Add:
Income Taxes	33,118	30,108	49,644	37,250	63,097	37,886
Fixed charges as above	98,785	94,074	89,831	87,818	88,921	66,058

Total earnings, as defined	$173,874	$182,063	$214,279	$194,693	$259,556	$175,487

Ratio of earnings to fixed charges, as defined	1.76	1.94	2.39	2.22	2.92	2.66